                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 21)(1)

                              Synergy Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E402
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                                 (CUSIP Number)

        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               October 20, 2004
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    87159E402                                               PAGE 2 OF 7
                                      13D

---------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                          ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (A)      [ ]

                                                                                                         (B)      [ ]
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3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
          ---------------
4         SOURCE OF FUNDS*

          PF-OO**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR  2(E)

                                                                                                                  [ ]
---------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                                 7       SOLE VOTING POWER

                                         380,182***
                            -----------------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER

                NUMBER OF                471,475***
                 SHARES     -----------------------------------------------------------------------------------------
              BENEFICIALLY       9       SOLE DISPOSITIVE POWER
                OWNED BY
                  EACH                   380,182***
                REPORTING   -----------------------------------------------------------------------------------------
                 PERSON         10       SHARED DISPOSITIVE POWER
                  WITH
                                         471,475***
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          851,657***
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]


---------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.1%***
---------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN-IA-OO**
---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 TO THE STATEMENT (AS DEFINED HEREIN).
***SEE RESPONSE TO ITEM 5 TO THE STATEMENT (AS DEFINED HEREIN).

             AMENDMENT NO. 21 TO THE ORIGINAL REPORT ON SCHEDULE 13D

         INTRODUCTION

            This constitutes Amendment No. 21 (the "Amendment") to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

         ITEM     4. PURPOSE OF THE TRANSACTION

         Item 4 of the Statement is hereby amended by adding the following at the end thereof:

            "Mr. Miller considers his beneficial ownership reported herein of the 851,657 Shares as an investment in the ordinary course of business. From time to time, Mr. Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. The purpose of this Amendment is to report that Mr. Miller has applied to the Company to purchase certain units pursuant to a subscription agreement (the "October Agreement"). Subject to the Company's acceptance, Mr. Miller plans to purchase 12 units in accordance with the terms of the October Agreement. As provided in the October Agreement, each unit consists of 10,000 shares of unregistered Series A Class B Preferred Stock and 15,000 shares of unregistered restricted Common Stock. A copy of the October Agreement is attached hereto as
Exhibit 100.2 and is incorporated herein by reference. Pursuant to the October Agreement, upon the Company's failure to redeem each outstanding share of Series A Class B Preferred Stock within 2 years of the issuance of such shares and subject to certain other restrictions therein (the "Redemption Obligation"), Mr. Miller has the right to receive 0.75 shares of the Company's unissued restricted Common Stock for each outstanding share of Series A Class B Preferred Stock each year thereafter if the Company does not fulfill its Redemption Obligation. The October Agreement provides further that, if on March 31 and September 30 of each of 2005, 2006, 2007, 2008 and 2009 (each an "Applicable Date"), (A) the Company has not on or before such Applicable Date entered into a secured revolving line of credit with a financial institution providing the Company with a borrowing capacity of at least $7,000,000.00 at an interest rate not to exceed 10 percent (a "Revolver Financing"), or (B) the Company has previously entered into a Revolver Financing and for any reason (including but not limited to expiration, termination, or default thereunder) such Revolver Financing does not remain in full force and effect on such Applicable Date, then the Company shall on such Applicable Date issue to Mr. Miller for each outstanding Series A Class B Preferred Stock subscribed for hereunder, 0.15 shares of the Company's unissued restricted Common Stock per such share of the Series A Class B Preferred Stock (rounded up to the next whole number of shares of Common Stock).

            Similarly, pursuant to the Subscription Agreement between Mr. Miller and the Company ("SA1"), the Subscription Agreement between Milfam I L.P. and the Company ("SA2"), the Subscription Agreement between Trust A-2 and the Company ("SA3") and the Subscription Agreement between Trust A-3 and the Company ("SA4" and together with SA1, SA2 and SA3, the "March Agreements"), each dated as of March 31, 2003 and filed as Exhibit Nos. 99.6, 99.7, 99.8 and 99.9, respectively, to Amendment No. 11 to the Statement, filed on April 4, 2003 and incorporated herein by reference, Mr. Miller has the right to receive 2 shares of the Company's unissued restricted Common Stock for each outstanding share of Series A Class B Preferred Stock each year thereafter if the Company does not fulfill its Redemption Obligation under the March Agreements.

            In addition, pursuant to the Subscription Agreement between Milfam I L.P. and the Company, dated as of July 2, 2003 (the "July Agreement") and filed as Exhibit No. 100 to Amendment No. 14 and incorporated herein by reference, Mr. Miller has the right to receive 0.5 share of the Company's unissued restricted Common Stock for each outstanding share of Series A Class B Preferred Stock each year thereafter if the Company does not fulfill its Redemption Obligation under the July Agreement."

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6. of the Statement is hereby amended to add the following:

            The October Agreement 2 provides, inter alia, the following:

                  "Up to twenty Units each of ten thousand (10,000) shares of Series A Class B Preferred Stock, $.001 par value, with preferences, rights, and limitations as set forth in the Certificate of Designation, Preferences, Rights and Limitations of Series A Class B Preferred Stock (as to 500,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and fifteen thousand (15,000) shares of unrestricted Common Stock, $.001 par value, of the Company, the Units being hereinafter referred to as the "Securities", are being offered by the Company and subscription therefor evidenced by this Subscription Agreement (subject to adjustment as hereinafter set forth herein). The Company is not obligated to offer and/or accept subscriptions for partial units but may do so within their discretion. The Company, in its sole discretion may sell any amount of whole or partial Units less than all and terminate the Offering at anytime having sold less than all of the Units offered. On any partial Units sold, the Company will not issue fractional shares but shall round up to the next whole share.

                  Subscription. The undersigned hereby irrevocably applies to SYNERGY BRANDS INC. (the "Company") to purchase twelve (12) Units, at a purchase price of $100,000.00 per Unit. This subscription may be rejected by the Company in its sole discretion.

                  The Preferred Shares are subject to redemption by the Company as set forth in the Certificate of Designation. If, however, as to each share of Series A Class B Preferred Stock outstanding, such Series A Class B Preferred Stock is not redeemed by the Company within (two) 2 years of the issuance of such shares (which time may be different as between such shares depending upon when issued) the Company shall be obligated to issue to the then holder of record of such outstanding Series A Class B Preferred Stock, 0.75 shares of the Company's unissued restricted Common Stock per share of the Series A Class B Preferred Stock for each year thereafter where the Company has not redeemed the applicable Series A Class B Preferred Stock.

                  If on March 31 and September 30 of each of 2005, 2006, 2007, 2008 and 2009 (each an "Applicable Date"), (A) the Company has not on or before such Applicable Date entered into a secured revolving line of credit with a financial institution providing the Company with a borrowing capacity of at least $7,000,000.00 at an interest rate not to exceed ten (10) percent (a "Revolver Financing"), or (B) the Company has previously entered into a Revolver Financing and for any reason (including but not limited to expiration, termination, or default thereunder) such Revolver Financing does not remain in full force and effect on such Applicable Date, then the Company shall on such Applicable Date issue to the holder of record of each outstanding Series A Class B Preferred Stock subscribed for hereunder, 0.15 shares of the Company's unissued restricted Common Stock per such share of the Series A Class B Preferred Stock (rounded up to the next whole number of shares of Common Stock)."

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of the Statement is hereby amended to add the following:

         Exhibit     Document
         -------     --------
          100.2       October Agreement

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2004

                                                  /s/ Lloyd I. Miller, III
                                             -----------------------------------
                                                    Lloyd I. Miller, III

                                  EXHIBIT INDEX

             Exhibit                Document
             -------                --------
           EX-100.2                October Agreement